TITAN TRADING ANALYTICS INC.

RE:

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO PART 4.11 OF NATIONAL INSTRUMENT 51-102

TO:

Alberta Securities Commission

British Columbia Securities Commission

Deloitte & Touche LLP, Chartered Accountants

Collins Barrow Edmonton LLP, Chartered Accountants

DATED:

November 17, 2006

Pursuant to Part 4.11 of National Instrument 51-102, Titan Trading Analytics Inc. hereby confirms that the audit committee has reviewed the Notice of Change of Auditor dated October 20, 2006 and the letters from Deloitte & Touche LLP, Chartered Accountants and Collins Barrow Edmonton LLP, Chartered Accountants.

TITAN TRADING ANALYTICS INC.

Per:  Robert F. Roddick, Chair of the Audit Committee